U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                     Filed pursuant to Section 16(a) of the
                 Securities Exchange Act of 1934, Section 17(a)
                  of the Public Utility Holding Company Act of
                                     1935 or

               Section 30(f) of the Investment Company Act of 1940

                     1. Name and Address of Reporting Person

                                Brunson Robert W.

                             (Last) (First) (Middle)

                              2250 North 1500 West

                                    (Street)

                                Ogden, Utah 84404

                              (City) (State) (Zip)

              2. Date of Event Requiring Statement (Month/Day/Year)

                                   08/ 16/ 00

        3. IRS or Social Security Number of Reporting Person (Voluntary)

                   4. Issuer Name and Ticker or Trading Symbol

                       ISO BLOCK PRODUCTS USA, INC. (ISOB)

                  5. Relationship of Reporting Person to Issuer

                             (Check all applicable)

                           [ X] Director [X] 10% Owner

           [ X ] Officer (give title below) [ ] Other (specify below)

                          Chairman, Board of Directors

                        President/Chief Executive Officer

                 6. If Amendment, Date of Original (Month/Year)

           7. Individual or Joint/Group Filing (Check applicable line)

                    [ X ] Form Filed by One Reporting Person

                [ ] Form Filed by More than One Reporting Person


             Table I -- Non-Derivative Securities Beneficially Owned

                                                            3. Ownership Form:
                                 2. Amount of Securities       Direct (D) or
1. Title of Security                Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                       (Instr. 4)                 (Instr. 5)            (Instr.5)
-------------------------------------------------------------------------------------------------------------------------------
Common Stock                       40, 900,000                    (D)

-------------------------------------------------------------------------------------------------------------------------------
Common Stock                         2,000,000                    (I)                      SPOUSE/ Community Property
-------------------------------------------------------------------------------------------------------------------------------

===============================================================================================================================

  Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


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




                               FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Convertible Notes      See Ex-    See Ex-        Common Stock, par        1,785,714        See Expla-           D
                       planation  planation      value $0.0001 per                         nation of
                       of         of Responses   share                                     Responses
                       Responses
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

         On December 10, 1999, Cryocon, Inc. (the "Company"), a Utah corporation entered into a Purchase Agreement with Robert Brunson to purchase assets from Messr. Brunson, that are necessary for the operation of the Cryocon's business. As partial consideration of the purchase, Cryocon issued, to Messr. Brunson, Convertible Debentures in the principal amount of $50,000. The Convertible Debentures bears 10% interest and are due January 3, 2003 in the principal amount of $50,000.

         Subject to and upon compliance with the provisions of the Debentures, at the option of the Holder, the Debentures or any portion thereof and any accrued and unpaid interest thereon may be converted into fully paid and nonassessable shares (calculated as to the nearest number of whole shares) of Cryocon's Common Stock at the Conversion Price of $0.028 per share. The total number of shares of Common Stock into which Debenture may be converted will be determined by dividing the unpaid principal amount, plus accrued and unpaid interest thereon by the Conversion Price. No fractional shares will be issued upon conversion. The Conversion right expires when all of the Debentures have been paid in full, including accrued interest and costs of collection.

         On August 16, 2000, Iso-Block Products (USA), Inc., a Colorado corporation, Cryocon Inc., and shareholders of Cryocon closed an Agreement and Plan of Reorganization, wherein, the Cryocon's shareholders sold all of their 11,000,000 Cryocon Shares. Pursuant to the Agreement and Plan of Reorganization, Iso Block agreed that the Convertible Notes shall be convertible into shares of Iso Block's common stock, and as soon as practicable following the Closing, the Company shall file a registration statement on an appropriate form for the purpose of registering under the Act all of the shares issuable upon conversion of principal and interest owed under the Convertible Notes.

         Messr. Brunson agreed not to convert the Notes until after Iso-Block completes a 1:4 reverse stock split planned for September 2000. If the reverse stock split becomes effective, the number of shares issued to Messr. Brunson will be reduced by the same ratio.

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


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.


/s/ Robert W. Brunson                                       August 25, 2000
---------------------
    Robert W. Brunson

**Signature of Reporting Person                                  Date
Name:   Robert Brunson
Title:  Chairman, Director, President

                                   Page 4 of 4